SODASTREAM REPORTS RECORD FIRST QUARTER RESULTS

Revenues Increased 50% to Euro 45.1 Million
Adjusted Net Income Increased 141% to Euro 5.3 Million
Net Income Increased 107% to Euro 4.2 Million
Adjusted Diluted EPS Increased 60% to Euro 0.27
Company Raises 2011 Full Year Outlook

AIRPORT CITY, Israel – May 18, 2011 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three month period ended March 31, 2011.

Our results for the first quarter of 2011, as compared to the first quarter of 2010, were as follows:
•	Revenues increased 50% to Euro 45.1 million
•	Americas revenues increased 153% to Euro 10.2 million
•	Adjusted diluted earnings per share was Euro 0.27 or $0.38*
•	Soda maker unit sales increased 99% to 592,000
•	Consumable sales increased 34% to Euro 22.6 million
•	Americas soda maker unit sales increased 271%
•	Americas consumable sales increased 216%

“We experienced strong growth in each of our geographic regions in the first quarter of 2011, led by the Americas where sales were up 153%,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “After a very successful holiday season in the U.S., we continued to see strong demand for our soda makers as well as strong sell-through of our consumables. These trends are positive indicators that our U.S. strategy to build brand awareness and consumer adoption is succeeding. In addition, we continue to extend our reach into new and established markets around the world. Our heightened outlook for the year reflects our optimism as we pursue global growth opportunities through 2011 and beyond.”

Results for the Three Months Ended March 31, 2011:

Total revenues for the first quarter of 2011 were Euro 45.1 million, $64.0 million as per a convenience translation*, an increase of 50% compared to Euro 30.2 million reported in the first quarter of 2010.  Revenues increased in each geographical region, with revenues for Western Europe and the Americas increasing 23% and 153%, respectively, compared to the first quarter of 2010. (See table with geographic breakdown below)

During the first quarter of 2011, unit sales of soda makers increased 99% to 592,000, sales of CO2 refills increased 21% to 2.7 million, and flavor unit sales increased 26% to 3.9 million.

Gross margin for the first quarter of 2011 was 53.5%, compared to 53.9% in the comparable period in 2010. The slight decrease was mainly due to the growing portion of soda maker starter kit sales in the revenue mix, as part of management’s strategy to increase market penetration.

Sales and marketing expenses for the first quarter of 2011 totaled Euro 13.2 million compared to Euro 9.8 million for the comparable period last year. The increase is primarily due to investments in the Company’s sales and distribution platform and an increase in marketing spend to capitalize on new distribution opportunities, mainly in the United States. As a percentage of revenues, sales and marketing expenses decreased 320 basis points to 29.3% for the first quarter of 2011 compared to 32.5% for the first quarter of 2010.
___________________
* As of March 31, 2011, the Euro to U.S. Dollar exchange rate was: Euro 1.00 equaled $1.4183.

General and administrative expenses for the first quarter of 2011 were Euro 5.8 million, compared to Euro 3.9 million in the comparable period of last year. General and administrative expenses for the three months ended March 31, 2011 include Euro 1.1 million of non-cash share-based compensation expense (the “Share-Based Compensation”) while general and administrative expenses for the three months ended March 31, 2010 include Euro 43,000 of non-cash share-based compensation expense and Euro 114,000 related to a previous management fee that was cancelled effective as of November 2010.

Adjusted general and administrative expenses exclude the Shared-Based Compensation as well as the discontinued management fees. Such adjusted general and administrative expenses were Euro 4.7 million or 10.5% of revenues for the first quarter 2011, and Euro 3.7 million or 12.3% of revenues for the comparable period of 2010.

Net income for the three months ended March 31, 2011 was Euro 4.2 million, or 22 Euro cents, $0.31 per the convenience translation, per fully diluted share based on 19.6 million weighted average shares, compared to net income of Euro 2.0 million, or 16 Euro cents per fully diluted share based on 13.4 million weighted average shares, in the comparable period in 2010. Excluding the Shared-Based Compensation and the discontinued management fees, adjusted net income (as defined below) for the first quarter of 2011 was Euro 5.3 million, or 27 Euro cents, $0.38 per the convenience translation per fully diluted share, compared to adjusted net income of Euro 2.2 million, or 17 Euro cents per fully diluted share in the first quarter of 2010.

Adjusted EBITDA for the first quarter of 2011 totaled Euro 6.8 million, compared to Euro 3.2 million for the comparable period in 2010.  Adjusted EBITDA margin was 15.0% for the first quarter of 2011 as compared to 10.7% for the comparable period in 2010.

Cash flow used in operating activities during the first quarter of 2011 was Euro 2.1 million, compared to Euro 4.7 million during the comparable quarter of 2010.  The increase in operating cash flow was mainly due to an increase in net income for the period, while continuing investing in working capital, particularly with respect to inventory in the Americas and Western Europe, to support the Company’s growth.

Balance Sheet

As of March 31, 2011, cash and cash equivalents decreased to Euro 42.5 million from cash and cash equivalents of Euro 52.9 million as of December 31, 2010. The decrease is primarily attributable to the Euro 6.5 million repayment of debt during the first quarter of 2011. As of March 31, 2011, loans and borrowings totaled Euro 266,000, compared to Euro 6.8 million as of December 31, 2010. Working capital as of March 31, 2011 was Euro 33.4 million, an increase of approximately 23%, compared to  Euro 27.2 million as of December 31, 2010, primarily due to an increase in inventory reflecting demand and revenues’ growth and decrease in trade payables.  On April 19th, 2011 we closed our secondary offering.  The Company sold 1.2 million shares at $43.50 per share and raised approximately $49.6 million or Euro 34.5 million.

Guidance

Based on first quarter results and current projections for the remainder of the year, the Company is raising its outlook. The Company now expects 2011 revenue to increase by approximately 30% as compared with 2010 revenue of Euro 160.7 million, up from its previous expectation of 25%. The Company now expects net income to increase by approximately 60% as compared with its net income of Euro 9.7 million reported in 2010, up from its previous expectation of 40%. This guidance includes a share-based payment expense of approximately Euro 3.7 million in 2011. On an adjusted basis, excluding the share-based payment expense, fiscal 2011 net income is expected to be approximately Euro 19 million.

Conference Call

The Company has scheduled a conference call for 8:30 AM Eastern Daylight Time (United States) today (Wednesday, May 18, 2011) to review the Company’s financial results.  The conference call will be broadcast over the Internet as a “live” listen only Webcast.

To listen, please go to: http://sodastream.investorroom.com.  Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 40,000 retail stores in 41 countries around the world.  For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation and for the impact of the discontinued management fees. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation and of the discontinued management fees.  Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation and for the impact of the discontinued management fees.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation and the discontinued management fees, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our home beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:
Yonah Lloyd
Executive Director, Corporate Development and Communication
SodaStream International Ltd.
Phone: +972-3-976-2462
yonahl@sodastream.com

Investor Contacts (US):
Brendon Frey / Joe Teklits
ICR
Phone: + 1 203-682-8200
brendon.frey@icrinc.com / joseph.teklits@icrinc.com

(Tables Follow)

Consolidated Balance Sheets as of

In thousands

					Convenience
					translation into
					U.S. Dollar
	December 31		March 31		March 31
	2010		2011		2011
	(Audited)		(Unaudited)		(Unaudited)

Assets

Cash and cash equivalents	euro	52,900	euro	42,528	$60,317
Inventories		38,523		41,243	58,495
Trade and other receivables		38,809		35,331	50,110
Derivative financial instruments		836		267	379
Assets classified as available-for-sale		629		602	854
Total current assets		131,697		119,971	170,155

Property, plant and equipment		21,548		22,504	31,917
Intangible assets		13,405		13,437	19,058
Deferred tax assets		1,248		1,239	1,757
Other receivables		167		138	196
Total non-current assets		36,368		37,318	52,928

Total assets	euro	168,065	euro	157,289	$223,083

Liabilities

Loans and borrowings	euro	6,753	euro	266	$377
Derivative financial instruments		406		201	285
Trade payables		30,425		25,171	35,700
Income tax payable		6,376		6,819	9,671
Provisions		515		515	730
Other current liabilities		13,911		11,301	16,028
Total current liabilities		58,386		44,273	62,791

Employee benefits		768		759	1,076
Provisions		379		367	521
Deferred tax liabilities		410		394	559
Total non-current liabilities		1,557		1,520	2,156
Total liabilities		59,943		45,793	64,947

Shareholders’ equity

Share capital		2,286		2,288	3,245
Share premium		91,870		92,955	131,838
Translation reserve		(53)		(1,997)	(2,831)
Retained earnings		14,019		18,250	25,884
Total shareholders’ equity		108,122		111,496	158,136

Total liabilities and shareholders’ equity	euro	168,065	euro	157,289	$223,083

Consolidated Statements of Operations

In thousands (net income per share amounts in units)

					Convenience
					Translation
					into
					U.S. Dollars
	For the three		For the three		For the three
	months ended		months ended		months ended
	March 31		March 31		March 31
	2010		2011		2011
	(Unaudited)		(Unaudited)		(Unaudited)

Revenues	euro	30,159	euro	45,099	$63,964
Cost of revenues		13,894		20,978	29,753

Gross profit		16,265		24,121	34,211

Operating expenses
Sales and marketing		9,793		13,211	18,737
General and administrative		3,880		5,791	8,213
Other income, net		(23)		(32)	(45)

Total operating expenses		13,650		18,970	26,905

Operating income		2,615		5,151	7,306

Interest expense (income), net		294		(140)	(199)

Other financial expense (income), net		(4)		280	398

Total financial expenses, net		290		140	199

Income before income tax		2,325		5,011	7,107

Income tax		284		780	1,106

Net income for the period	euro	2,041	euro	4,231	$6,001

Net income per share
Basic	euro	0.33	euro	0.23	$0.33
Diluted	euro	0.16	euro	0.22	$0.31

Weighted average number of shares
Basic		6,259		18,457	18,457
Diluted		13,423		19,579	19,579

Consolidated Statements of Cash Flows

In thousands

					Convenience
					Translation
					into
					U.S. Dollars
	For the three		For the three		For the three
	months ended		months ended		months ended
	March 31		March 31		March 31
	2010		2011		2011
	(Unaudited)		(Unaudited)		(Unaudited)

Cash flows from operating activities
Net income for the period	euro	2,041	euro	4,231	$6,001
Adjustments:
Amortization of intangible assets		14		37	52
Change in fair value of derivative financial instruments		(224)		328	465
Depreciation of property, plant and equipment		424		822	1,166
Gain on sales of property, plant and equipment		(4)		-	-
Share based payment		43		1,057	1,499
Interest expense (income), net		294		(140)	(199)
Income tax expense		284		780	1,106
		2,872		7,115	10,090

Increase in inventories		(5,129)		(3,653)	(5,181)
Decrease (increase) in trade and other receivables		(5,221)		2,656	3,767
Increase (decrease) in trade payables		2,454		(5,142)	(7,293)
Increase in employee benefits		(16)		(7)	(10)
Increase (decrease) in provisions and other current liabilities		2,139		(2,464)	(3,494)
		(2,901)		(1,495)	(2,121)

Interest paid		(204)		(86)	(122)
Income tax paid		(1,591)		(479)	(679)
Net cash used in operating activities		(4,696)		(2,060)	(2,922)

Cash flows from investing activities
Interest received		7		226	321
Proceeds from sale of property, plant and equipment		63		-	-
Proceeds from derivative financial instruments, net		-		36	51
Acquisition of property, plant and equipment		(735)		(1,940)	(2,752)
Acquisition of intangible assets		(106)		(122)	(173)
Net cash used in investing activities		(771)		(1,800)	(2,553)

Cash flows from financing activities
Proceeds from exercise of employee share options		-		28	40
Receipts of long-term loans and borrowings		3,936		-	-
Repayments of long-term loans and borrowings		(846)		-	-
Repayment of shareholders’ loans		(144)		-	-
Change in short-term debt		6,389		(6,459)	(9,161)
Net cash from (used in) financing activities		9,335		(6,431)	(9,121)

Net increase (decrease) in cash and cash equivalents		3,868		(10,291)	(14,596)
Cash and cash equivalents at the beginning of the period		4,185		52,900	75,028
Effect of exchange rates fluctuations on cash and cash equivalents		122		(81)	(115)

Cash and cash equivalents at the end of the period	euro	8,175	euro	42,528	$60,317

Information about revenue in reportable segments

In thousands

			Central and
			Eastern Europe,
			Middle East and
	Western Europe		Africa	The Americas	Asia-Pacific	Total

Three months ended
March 31, 2011 (Unaudited)	euro	23,520	7,703	10,220	3,656	euro	45,099
March 31, 2010 (Unaudited)	euro	19,182	4,533	4,045	2,399	euro	30,159

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Three months ended March 31

																	Convenience
																	Translation into
																	U.S. Dollars
	2010								2011								2011
	Reported		Management		Share based				Reported		Management		Share based
	(Unadjusted)		fee(*)		payment		Adjusted		(Unadjusted)		fee(*)		payment		Adjusted		Adjusted
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	euro	30,159	euro		euro		euro	30,159	euro	45,099	euro		euro		euro	45,099	$63,964
Cost of revenues		13,894						13,894		20,978						20,978	29,753
Gross profit		16,265						16,265		24,121						24,121	34,211

Operating expenses
Sales and marketing		9,793						9,793		13,211						13,211	18,737
General and
administrative		3,880		(114)		(43)		3,723		5,791		-		(1,057)		4,734	6,714
Other income, net		(23)						(23)		(32)						(32)	(45)

Total operating
expenses		13,650		(114)		(43)		13,493		18,970		-		(1,057)		17,913	25,406

Operating income		2,615		114		43		2,772		5,151		-		1,057		6,208	8,805

Interest expense
(income), net		294						294		(140)						(140)	(199)
Other financial
expense (income),
net		(4)						(4)		280						280	398

Total financial
expenses, net		290						290		140						140	199

Income before
income tax		2,325		114		43		2,482		5,011		-		1,057		6,068	8,606

Income tax		284						284		780						780	1,106

Net income for the
period	euro	2,041	euro	114	euro	43	euro	2,198	euro	4,231	euro	-	euro	1,057	euro	5,288	$7,500

Net income per
share
Basic		0.33						0.35		0.23						0.29	$0.41
Diluted		0.16						0.17		0.22						0.27	$0.38

Weighted average
number of shares
Basic		6,259						6,259		18,457						18,457	18,457
Diluted		13,423						13,423		19,579						19,579	19,579

(*) Fortissimo Capital was entitled to receive management fees from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

EBITDA and Adjusted EBITDA
In thousands

	Three months ended March 31
	2010		2011		2011
					Convenience translation into
					U.S. Dollars
	(Unaudited)		(Unaudited)		(Unaudited)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	euro	2,041	euro	4,231	$6,001
Interest expense (income), net		294		(140)	(199)
Income tax		284		780	1,106
Depreciation and amortization		438		859	1,218
EBITDA	euro	3,057	euro	5,730	$8,126

Management fee		114		-	-
Share based payment		43		1,057	1,499
Adjusted EBITDA	euro	3,214	euro	6,787	$9,625

The following tables present the Company’s revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

	Three months ended March 31
	2010		2011
	(Unaudited)		(Unaudited)
	Revenues
	(in thousands)

Soda maker starter kits	euro	11,480	euro	21,282
Consumables		16,882		22,649
Other		1,797		1,168
Total	euro	30,159	euro	45,099

	Three months ended March 31
	2010	2011
	(Unaudited)	(Unaudited)
	Revenues
	As a percentage of revenues

Soda maker starter kits	38.1%	47.2%
Consumables	56.0%	50.2%
Other	5.9%	2.6%
Total	100%	100%